UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for December 14, 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:   SASOL POLYMERS’ SETTLEMENT OF SECTION 4 COMPLAINT

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                              JSE : SOL                            NYSE : SSL
ISIN codes:                               ZAE000006896                     US8038663006
(“Sasol” or “the Company”)

SASOL POLYMERS’ SETTLEMENT OF SECTION 4 COMPLAINT

As previously disclosed by Sasol as part of its ongoing
disclosures, the South African Competition Commission has been investigating the South African polymers industry. Sasol
Polymers, a division of Sasol Chemical Industries Limited (“Sasol
Polymers”), has now concluded a settlement agreement with the
Competition Commission (“the Commission”) in relation to its existing propylene supply agreement (“the Supply Agreement”) with
Safripol (Proprietary) Limited (“Safripol”). The Commission
concluded that the pricing provisions of the Supply Agreement gave rise to indirect price fixing between Sasol Polymers and
Safripol.

The Supply Agreement was concluded pursuant to concerns raised by
Safripol in relation to the proposed merger in 1993 of Sasol and
AECI Limited’s monomer, polymer and certain other chemical
operations. To address these concerns, the then Competition
Board required a supply agreement, which would ensure Safripol’s ongoing access to propylene according to a pricing formula, which would result in market-related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. However, the Commission, in terms of the current
Competition Act, found that the pricing formula, which required the exchange of pricing information amounts to indirect price fixing. This contravention is technical in nature and was not as a result of an intentional agreement to fix prices. The terms of the Supply Agreement, including the pricing formula, were prompted by the Competition Board’s requirements.

Given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers has
therefore agreed to pay a penalty of R 111 690 000, which
represents 3% of Sasol Polymers’ turnover derived from its sale of polypropylene products for its financial year ending 2009. The settlement agreement is in full and final settlement of the
Commission's allegations that the pricing formula gave rise to indirect price fixing.

The settlement agreement is subject to confirmation by the
Tribunal.

Norbert Behrens, general manager group strategy and planning at
Sasol said, "As previously indicated Sasol completed an extensive competition law compliance review in 2009. This is one of the matters outstanding and is now being brought to finality, in line with our approach to be fully compliant and resolve any
competition law issues including technical ones.”

As part of its investigation into the polymer industry, the
Commission has also contended that the prices at which Sasol
Polymers supplies propylene and polypropylene are excessive.
Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations.
Consequently, the Commission's allegations in respect of
excessive pricing do not form any part of the settlement
agreement concluded between the parties.

14 December 2010
Johannesburg

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2010
By:         /s/ N L Joubert
Name:    Nereus Louis Joubert
Title:      Company Secretary